Via Edgar

September 19, 2019

Jennifer Monick, Assistant Chief Accountant

Jorge Bonilla, Staff Accountant

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	KBS Growth & Income REIT, Inc.

Form 10-K for the fiscal year ended December 31, 2018

Filed March 8, 2019

Form 10-Q for the quarterly period ended June 30, 2019

Filed August 13, 2019

File No. 000-56050

Dear Ms. Monick and Mr. Bonilla:

We are writing in response to the comment letter from the Division of Corporation Finance Office of Real Estate and Commodities dated September 10, 2019, regarding KBS Growth & Income REIT, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2018 and its Form 10-Q for the quarterly period ended June 30, 2019.

For your convenience, we have reproduced below the comment and included the Company’s response.

Form 10-Q for the quarterly period ended June 30, 2019

Exhibits

Exhibits 31.1 and 31.2, page 42

1.

The certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting and do not include paragraph 4(b) referring to internal control over financial reporting. Similar omissions were made in Exhibits 31.1 and 31.2 of Form 10-Q for the quarterly period ended March 31, 2019. Please file amendments to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. The amendments can be limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Regulation S-K Compliance & Disclosure Interpretation 246.13.

Response: The Company acknowledges the Staff’s comment and has filed an amendment to its Form 10-Q for the quarterly period ended June 30, 2019 and its Form 10-Q for the quarterly period ended March 31, 2019, each of which includes revised certifications to include the introductory language in paragraph 4 referring to internal control over financial reporting and paragraph 4(b).

Jennifer Monick, Assistant Chief Accountant

Jorge Bonilla, Staff Accountant

U.S. Securities and Exchange Commission

September 19, 2019

If you need any additional information, or if we can be of any further assistance, please call me at (949) 797-0327.

Sincerely,

/s/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer

cc:	Laura K. Sirianni, Esq.

DLA Piper LLP (US)